AXA EQUITABLE LIFE INSURANCE COMPANY

ENDORSEMENT APPLICABLE TO

PROTECTION WITH INVESTMENT PERFORMANCE ACCOUNT INVESTMENT

OPTIONS

This Endorsement is part of your Contract and its provisions apply in lieu of any Contract provisions to the contrary.

This Endorsement amends Part II (“Investment Options”), Part III (“Contributions and Allocations”) and Part IV (“Transfers Among Investment Options”) of your Contract.

In this Endorsement “we”, “our” and “us” mean AXA Equitable Life Insurance Company, and “you” and “your” mean the Owner.

This endorsement governs allocations of Contributions and transfers to the Protection with Investment Performance Account Investment Options and transfers among these Investment Options.

I.	Allocation Option Choices

Your instructions for allocation of Contributions and for transfers to, and transfers among the Protection with Investment Performance Account Investment Options must comply with the terms and conditions of this Endorsement.

You may allocate your Protection with Investment Performance Account Value among the Protection with Investment Performance Account Investment Options under your Contract, including the applicable Special Dollar Cost Averaging Program, subject to the Investment Option maximums and minimums for each Investment Option Category as set forth in the Investment Option Allocation Table below (“Category Allocation Limits”). The Allocation Table also shows the limits on allocations to Protection with Investment Performance Account Investment Options within each Category (‘Investment Option Allocation Limits”). We refer to the Category Allocation Limits and the Investment Option Allocation Limits collectively as the “Allocation Limits.” The Investment Option Allocation Table below shows Allocation Limits as of your Contract Date. The current assignment of Protection with Investment Performance Account Investment Options to Investment Categories is specified in the Data Pages. We may change the Allocation Limits. You will be notified of any such change to the Allocation Limits. Any change in the Category Allocation Limits and any change in the Investment Option Allocation Limits will not affect your Contract unless you subsequently make an Investment Option transfer or Contribution affecting the Protection with Investment Performance Account Investment Options. Your Contract will be subject to the changed Allocation Limits after such transfer or Contribution. If such a change occurs, we may also require that you revise your allocation instructions to comply with the change before we accept a transfer request or Contribution. [Any restrictions on amounts allocated to the Guaranteed Interest Option are shown in the Data Pages.]

Name	[Category 1 [AXA Strategic Allocation]	Category 2 [Fixed Income]	Category 3] [Equity]
Category Allocation Limits	[None]	[40% Applies only if there is any investment in Category 3]	[None]

Investment Option Allocation Limits	[None If any part of AAV is in Category 3 then the [40%] Category 2 minimum requirement will apply.]	[None]	[60%]

Max % (Investment Option)	[None]	[None]	[None]

Investment Option Max Exceptions
Category	Investment Option Name	Max Allocation
3	[ATM 500]	[60%]
3	[ATM Growth Strategy]	[60%]
3	[ATM 400] [ATM 2000]	[Allocations to each of these Investment Options may not exceed 10%]

II.	Contributions and Allocations

Contributions are allocated to the Protection with Investment Performance Account Investment Options based on the instructions we have on file for your Contract. Your allocation instructions must comply with the Allocation Limits in effect on the date we received your instructions or any request to change your instructions. If we change the Allocation Limits, we may require that any Contribution after such change be allocated in accordance with the current Allocation Limits. You may change your allocation instructions for Contributions by submitting a request to the Processing Office in a form we accept.

III.	Transfers

You may transfer among Protection with Investment Performance Account Investment Options within an Investment Option Category even though your Protection with Investment Performance Account Value in the Category on the Transaction Date of the transfer exceeds the applicable Category Allocation Limit; however, the transfer must comply with the applicable Investment Option Allocation Limit for each Investment Option to which Protection with Investment Performance Account Value is transferred. You may transfer between Protection with Investment Performance Account Investment

Options in different Categories provided that (i) the transfer complies with the applicable Category Allocation Limit for each Investment Option Category to which Annuity Account Value is transferred, and (ii) the Annuity Account Value in the [Fixed Income] Category is not reduced below the minimum [Fixed Income] Category Allocation Limit as a result of the transfer. A transfer request does not automatically change your allocation for future Contributions and rebalancing. If you wish to change your allocation instructions on file, you must request a change that complies with the Investment Option Allocation Limitations described above, in the form we require.

IV.	Rebalancing

The allocation of your Annuity Account Value among Protection with Investment Performance Account Investment Options is rebalanced as of the last Business Day of each quarter of your Contract Year. For purposes of Rebalancing, the account for Special Money Market Dollar Cost Averaging is not considered an Investment Option. Rebalancing means that the Annuity Account Value in each Investment Option is reallocated in accordance with your allocation instructions on file with us. Quarterly rebalancing will first occur on the date that is three months from your Contract Date. If your Contract Date occurs on the 29th, 30th, or 31st of a month, rebalancing will be done on the first day of the following month. If your rebalancing date occurs on a day that is not a Business Day, the rebalancing will occur on the next Business Day. The last rebalance in each Contract Year will occur on the Contract Date Anniversary. If the Contract Date Anniversary occurs on a day that is not a Business Day, the rebalance will occur on the Business Day immediately preceding the Contract Date Anniversary.

V.	Special Dollar Cost Averaging

The terms and conditions applicable to Special Money Market Dollar Cost Averaging are described in the applicable Special Money Market Dollar Cost Averaging Endorsement.

VI.	Termination of this Endorsement

We may terminate this Endorsement and the limitations provided under it at any time. If we terminate this Endorsement we will provide advance written notice to you.

AXA EQUITABLE LIFE INSURANCE COMPANY

[	[

Christopher M. Condron	Karen Field Hazin, Vice President,
Chairman, President and Chief Executive Officer]	Secretary and Associate General Counsel]

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